SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS

AND

STOCK BONUS PLAN

8611 Balboa Avenue

San Diego, California 92123

(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho

Fushimi-Ku

KYOTO, JAPAN 612-8501

(Name and address of the Issuer)

Kyocera Retirement Savings and

Stock Bonus Plan

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

Kyocera Retirement Savings and Stock Bonus Plan

Index

December 31, 2008 and 2007

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kyocera Retirement Savings and Stock Bonus Plan

We have audited the accompanying statements of net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule on page 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann, P.C.
San Diego, California
June 25, 2009

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Cash equivalents	$357,551	$314,641
Investments, at fair value (Note 3)
Invesco Stable Value Fund	23,795,311	18,781,758
Kyocera ADR Stock Fund	13,394,452	15,624,517
Mutual funds	53,415,290	83,453,757
Participant loans	3,860,863	3,845,799

Total Investments	94,823,467	122,020,472

Receivables
Participant contributions	11,609	2,628
Employer contributions	293	0
Accrued earnings receivable	0	2,175,033
Interest receivable	1,434	4,290

Net assets available for benefits	$94,836,803	$124,202,423

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions
Contributions
Participants	$10,158,300	$10,152,756
Employer	2,489,953	2,172,216
Net appreciation (depreciation) in fair value of investments	(32,383,112)	4,438,200
Dividends	199,887	194,367
Interest	803,342	733,506

Total increases (decreases)	(18,731,630)	17,691,045

Deductions
Benefit payments	10,633,990	14,128,028

Total deductions	10,633,990	14,128,028

Net increase (decrease)	(29,365,620)	3,563,017
Net assets available for benefits
Beginning of year	124,202,423	120,639,406

End of year	$94,836,803	$124,202,423

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. and subsidiaries (the “Company”) who are at least 21 years of age.

Plan Administration

Union Bank, the executor, custodian, and trustee of the Plan’s assets, maintains and invests Plan assets on behalf of the Plan. The investments and changes therein have been reported to the Plan by Union Bank using current market values for all assets and liabilities of the Plan. The Plan’s recordkeeper is Mitchell Benefit Services, Inc.

Contributions

Employees may contribute from 1 percent to 25 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in IRS Code Section 415(d). The Company may make discretionary contributions in such amounts as may be determined by the Company’s Board of Directors each plan year. The Company made matching contributions of 50 percent of participant contributions to all investment choices up to 5 percent of the participant compensation in 2008 and 2007.

Employee rollover contributions made in 2008 and 2007 were approximately $580,000 and $121,000, respectively which is included in participant contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of the Plan’s investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Company matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

Participant Loans

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant’s account. The interest rate charged on loans made prior to November 1989 was the GIC fund interest rate at the time of the loan plus 3 percent. The interest rate charged on loans made after November 1989 bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

The payment of benefits can be made upon service or disability retirement, termination of the Plan, death, termination of employment, or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. Upon termination, the participant or beneficiary will receive a lump-sum distribution in an amount equal to his or her account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant’s separation from service date. Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee’s death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce the Company’s contribution. Forfeited, nonvested accounts totaled $126,000 and $225,000 in 2008 and 2007, respectively.

In 2008 and 2007, employer contributions were reduced by approximately $218,000 and $341,000, respectively, from forfeited accounts. Unallocated forfeitures as of December 31, 2008 and 2007 were approximately $133,000 and $225,000, respectively.

Investments

Upon enrollment in the Plan, a participant may direct employee contributions to any of the investment options listed below in 1 percent increments. The investment options offered by the Plan are as follows, as described by the Plan administrator:

Kyocera ADR Stock Fund—Contributions to the Kyocera American Depository Receipts (“ADR”) Stock Fund are invested in ADR’s of Kyocera International, Inc.’s parent company, Kyocera Corporation.

Invesco Stable Value Fund—The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Dodge & Cox Balanced Fund—The Dodge & Cox Balanced Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

Investments (continued)

State Street Global Advisors S&P 500 Index Fund—The State Street Global Advisors (“SSGA”) S&P 500 Index Fund invests in a broad diversification across the equity markets. Its objective is to provide income and growth equal to or greater than the Standard & Poor’s 500 stock index.

Davis New York Venture Fund—The Davis New York Venture Fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term. This fund’s investment style has changed from a large value to a large cap blend.

Rainier Small/Mid Cap Equity Fund—The Rainier Small/Mid Cap Equity Fund invests primarily in stocks of companies with small and medium market capitalization. Its objective is long-term capital appreciation.

American Funds EuroPacific Growth Fund—The EuroPacific Growth Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

Dodge & Cox Income Fund—The Dodge & Cox Income Fund invests primarily in investment grade debt. Its objective is total return consistent with capital preservation.

American Funds Growth A Fund—The American Funds Growth A Fund invests in common stock of larger companies based strictly on the potential for growth. Its objective is capital growth.

Royce Total Return Fund—The Royce Total Return Fund invests primarily in stocks of companies with market capitalization of $2 billion. Most of the stock selected will be dividend paying. Its objective is long-term capital growth and current income.

Goldman Sachs Mid Cap Value A Fund—The Goldman Sachs Mid Cap Value A Fund invests primarily in equity securities of companies with market capitalizations within the range of the market capitalization of companies in the Russell Mid Cap Value Index. Its objective is long-term capital appreciation.

Sound Shore Fund—The Sound Shore Fund invests primarily in stocks of companies with large and mid market capitalization. Securities are selected on the basis of fundamental value. Its objective is growth of capital; income is secondary.

Neuberger Berman Genesis Investment Fund—The Neuberger Berman Genesis Investment Fund invests in common stocks issued by companies with market capitalization of $1.5 billion or less. Its objective is long-term capital growth; current income is secondary.

Money Market Fund—This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, bankers’ acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

Investments (continued)

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices (“PIC”) which consist of a specific investment mix of the equity investment funds noted above. The State Street Global Advisory S&P 500 Index Fund and the Dodge & Cox Balanced Fund are not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long-Term Growth – This option is aimed at capital appreciation through long-term growth in stock value.

Growth Income – This option emphasizes growth in stock values but also expects current income.

Current Income – This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital – This option seeks to achieve low risk with a conservative return on investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Company’s matching contributions which would not otherwise be vested, becomes fully vested.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments, other than participant loans and the Invesco Stable Value Fund, are recorded at fair value based on quoted market prices on the last day of the year. The Kyocera ADR Stock Fund is valued at its quoted market price on the last business day of the year. Participant loans are valued at amortized cost, which approximates fair value.

The Plan invests in the Invesco Stable Value Fund which holds synthetic guaranteed investment contracts (“synthetic GICs”). Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with the portfolios. The value of debt securities and units of collective trusts are described below. The fair value of wrap contracts is determined by the Company based on the change in the present value of the contract’s replacement cost. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

Valuation of Investments (continued)

Included in the Invesco Stable Value Fund are short-term securities which are stated at amortized cost (which approximates market value) if maturity is 60 days or less at the time of purchase, or at market value if maturity is greater than 60 days. Investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. Debt securities are valued on the basis of valuations provided by an independent pricing service approved by the Company. If valuations are not available from such pricing services, valuations are obtained from dealers making a market for such securities.

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

Benefit Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This Standard (a) describes the limited circumstances in which the net assets of an investment company (also referred to as a fund) shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds and (b) provides a definition of a fully benefit-responsive investment contract. This FSP also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. FSP AAG INV-1 and SOP 94-1-1 are effective for fiscal years ending after December 15, 2006. Management has determined that the estimated fair value of the Plan’s indirect investment in fully benefit-responsive contracts, the Invesco Stable Value Fund, as of December 31, 2008 and 2007 approximates contract value. Therefore, no adjustment from fair value to contract value was included in the accompanying financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

Fair Value Classifications

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 Fair Value Measurement (“SFAS 157”), effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The Plan adopted SFAS 157 for the year ended December 31, 2008. A summary of the fair value hierarchy under SFAS 157 is described below. Various inputs are used in determining the value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc.).

Level 3 – Valuation is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments.

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities. The fair value classification for the Plan are summarized below.

	Level 1	Level 3	Total
Mutual funds	$53,772,841	$—	$53,772,841
Kyocera ADR Stock Fund	13,394,452	—	13,394,452
Invesco Stable Value Fund	—	23,795,311	23,795,311
Participant loans	—	3,860,863	3,860,863

Total assets at fair value	$67,167,293	$27,656,174	$94,823,467

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

Fair Value Classifications (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Invesco Stable Value Fund	Participants Loans
Balance, beginning of year	$18,781,758	$3,845,799
Realized gains (losses)	788,652	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—	—
Purchases, sales, issuances and settlements, net	4,224,901	15,064

Balance, end of year	$23,795,311	$3,860,863

The Invesco Stable Value Fund consists primarily of assets that if purchased directly by the Plan, are 98.84% Level 1 type assets with approximately 1% considered Level 2 and less than $50K classified as Level 3. The Company believes that contract value equals fair value for the Invesco Stable Value Fund assets.

In February 2008, the FASB issued FSP No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which defers the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the financial statements on a recurring basis. The Plan does not have any fair value non-financial assets or fair value non-financial liabilities as of December 31, 2008 and does not expect FSP FAS 157-2 to have a material impact on the financial statements.

In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That is Not Active (“FSP FAS 157-3”). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. This FSP’s guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Indentifying Transactions That Are Not Orderly (“FSP FAS 157-4”). Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. Management currently believes that FSP FAS 157-4 will not have an impact on the Plan’s financial statements as there has not been any significant decrease in the level of activity in Level 3 plan assets. However, management will continue to evaluate the impact FSP FAS 157-4 may have on the Plan’s financial statements if the facts change.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

3.	Investments

The following are individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

Investments recorded at fair value	2008	2007
Invesco Stable Value Fund	$23,795,311	$18,781,758
Kyocera ADR Stock Fund	$13,394,452	$15,624,517
American Funds EuroPacific Growth Fund	$8,463,779	$15,233,950
Sound Shore Fund	$6,521,312	$9,417,500
American Funds Growth A Fund	$6,354,187	$9,844,038
Dodge & Cox Balanced Fund	$6,275,779	$10,515,117
Dodge & Cox Income Fund	$5,591,869	*
Goldman Sachs Mid Cap Value A Fund	$4,760,808	$8,138,850
State Street Global Advisors S&P 500 Index Fund	*	$7,466,871

* Investment balance is less than 5% of the Plan’s net assets available for benefits.

Net Appreciation (Depreciation) in Fair Value of Investments

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $32,383,112 in 2008 and appreciated in value by $4,438,200 in 2007 as follows:

	2008	2007
Equity Funds	$(30,066,644)	$5,610,522
Kyocera ADR Stock Fund	$(2,316,468)	$(1,172,322)

Appreciation in 2007 includes a $2,175,033 receivable for mutual fund dividends declared in December 2007 that were received by the Plan in January 2008.

4.	Tax Status

The Plan obtained its latest determination letter on August 18, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended and filed a new application for a determination which was received by the Internal Revenue Service on January 26, 2009. The Plan Administrative Committee believes that the requirements under IRC section 401 have been adhered to and, accordingly, no taxes have been provided for in the accompanying financial statements.

5.	Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest. The most significant of these costs paid by the Company are the salaries for the employees responsible for Plan administration. These expenses were not material for 2008 and 2007.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2008 and 2007

5.	Party-in-Interest Transactions (continued)

Plan investments include Kyocera Corporation common stock which is invested in the stock of the Company’s parent. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions as defined by ERISA. Loans made to employees of the Company also qualify as party-in-interest transactions.

Two officers of the Company serve as the Plan’s trustees and are participants in the Plan. An employee of the Company serves as the Plan’s administrator and is a participant in the Plan. These transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of money market funds managed by Union Bank. Union Bank is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

6.	Pending Distributions

There were $0 and $2,293 of pending distributions for participants who had elected to withdraw from the Plan as of December 31, 2008 and 2007, respectively.

7.	Delinquent Contribution Funding

During 2007 a single contribution funding of employee contributions, employer match and loan repayments was not timely remitted by the Company to the Plan in the amount of $1,051.

8.	Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits, as reported in the financial statements, are consistent with the amounts reported in the Form 5500.

9.	Contingency

During Plan year 2005, one entity transferred manufacturing operations overseas which resulted in a significant downsizing of its US manufacturing operations. After review and discussions with outside legal advisors, it was determined that a partial plan termination had occurred. During Plan year 2008, the Company made contributions to the Plan in order to make all participants with involuntary terminations during Plan year 2005 whole. Their accounts were settled during the 2008 Plan year.

10.	Subsequent Events

Effective January 1, 2009, the Company amended and restated the Kyocera Retirement Savings and Stock Bonus Plan in order to maintain compliance with all current regulations. The Company has requested a determination letter from the Internal Revenue Service which has up to 145 days to make a determination.

Kyocera Retirement Savings and Stock Bonus Plan

Schedule I: Schedule H, line 4i - Schedule of Assets (Held at End of Year)**

Year Ended December 31, 2008

EIN: 94-1695243 Plan #002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost***	(e) Current Value
	Invesco	Invesco Stable Value Fund	$0	$23,795,311
	* Kyocera Corp.	Kyocera ADR Stock Fund	0	13,394,452
	American Funds	American Funds EuroPacific Growth Fund	0	8,463,779
	Sound Shore	Sound Shore Fund	0	6,521,312
	American Funds	American Funds Growth A Fund	0	6,354,187
	Dodge & Cox	Dodge & Cox Balanced Fund	0	6,275,779
	Dodge & Cox	Dodge & Cox Income Fund	0	5,591,869
	Goldman Sachs	Goldman Sachs Mid Cap Value A Fund	0	4,760,808
	State Street	State Street Global Advisors S&P 500 Index Fund	0	4,429,037
	Davis	Davis New York Venture Fund	0	3,194,891
	Rainer	Rainer Small/Mid Cap Equity Fund	0	3,166,897
	Neuberger Berman	Neuberger Berman Genesis Inv. Fund	0	2,948,209
	Royce	Royce Total Return Fund	0	1,708,522
	* Union Bank	Money Market Fund (Highmark)	0	357,551
	* Participant loans	Loans (interest rates and maturity dates range from 5.25% to 12% and January 2009 to October 2028, respectively)	0	3,860,863

			$0	$94,823,467

*	Indicates party-in-interest to the Plan.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.
***	Historical cost is not required as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on June 25, 2009.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By:	KYOCERA INTERNATIONAL, INC.

By:	/s/ WILLIAM EDWARDS
William Edwards, Treasurer